EX 99.28(p)(24)

Insider Trading Policies and Procedures

Scout Funds
Scout Investments, Inc.
Scout Distributors, LLC

October 2009

SECTION I.  POLICY STATEMENT ON INSIDER TRADING

A.	Definition of Insider Trading

The term “insider trading” is generally used to refer to (i) a person’s use of material, nonpublic information in connection with transactions in securities, and (ii) certain communications of material, nonpublic information.  The laws concerning insider trading generally prohibit:

●	The purchase or sale of securities by an insider, on the basis of material, nonpublic information;

●
The purchase or sale of securities by a non-insider, on the basis of material, nonpublic information where the information was disclosed to the non-insider in violation of an insider’s duty to keep the information confidential; or

●	The communication of material, nonpublic information in violation of a confidentiality obligation where the information leads to a purchase or sale of securities.

B.	Policy Statement on Insider Trading

Scout Investments, Inc., including its Reams Asset Management division (“Reams”), Scout Distributors LLC (“SDL”) (together referred to as “Scout”) and the Scout Funds (the “Funds”) forbid any director, officer, trustee or employee from trading, either personally or on behalf of others, including any mutual fund or other client account, on material, nonpublic information or communicating material, nonpublic information to others in violation of the law.  Scout and the Fund’s policy applies to every director, officer, trustee, and employee and extends to activities within and outside their duties at Scout and the Fund.  Every director, officer, trustee, and employee must read and retain this policy statement.  Any questions regarding Scout’s or the Fund’s policy and procedures should be referred to the Scout Chief Compliance Officer (the “CCO”).

C.	Information Regarding the Adviser’s Investment and Trading Strategies

In addition to material, nonpublic information regarding securities held in the portfolio of the Fund or other of Scout’s client accounts, directors, officers and employees of the Scout are also prohibited from disclosing certain information concerning Scout’s investment and trading strategies.  Because the disclosure of information such as internal research generated by Scout’s personnel, potential trades or trading strategies could result in the Scout’s clients incurring increased trading costs, among other reasons, directors, officers, and employees of Scout are prohibited from disclosing any such information that is not contained in documents filed with the SEC or is otherwise publicly available.  Additional examples of information subject to this section include historical transaction information (not publicly disseminated), approved securities lists, minutes of committees or meetings wherein trading strategies are discussed or approved, and oral comments regarding the same.  Internal dissemination of such information should support an operational need or only be disseminated on a need to know basis.  Questions regarding the types of information that directors, officers and employees are or are not permitted to disclose should be referred to the CCO.

D.	Common Questions and Answers

Who is an insider? The concept of “insider” is broad.  It includes the directors, officers, trustees, employees and majority shareholders of a company.  In addition, a person can be considered a “temporary insider” of a company if he or she enters into a confidential relationship in the conduct of the company’s affairs and, as a result, has access to company information that is intended to be used solely for company purposes.  Analysts are usually not considered insiders of the companies they follow, although if an analyst is given confidential information by a company’s representative in a manner in which the analyst knows or should know to be a breach of that representative’s duties to the company, the analyst may become a temporary insider.

What is Material Information?  Trading on inside information is not a basis for liability unless the information is “material,” which is generally defined as information that a reasonable investor would likely consider important in making his or her investment decision, or information that is reasonably certain to have a substantial effect on the price of a company’s securities if generally disclosed.  Information that should be considered material includes, but is not limited to:  dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major new discoveries or advances, major litigation, liquidity problems, extraordinary management developments, and analysts’ reports on company’s prospects.

What is Nonpublic Information?  Information is nonpublic unless it has been effectively communicated to the market place.  For information to be considered public, one must be able to point to some fact to show that the information has been generally disseminated to the public.  For example, information found in a report filed with the SEC, or appearing on the internet, or in Dow Jones, The Wall Street Journal or another publication of general circulation is considered public.

Not Certain if you have “Inside” Information?  If you have any doubts about whether you are in possession of material, nonpublic information, consult with the CCO.

E.	Penalties for Insider Trading

Penalties for trading on or communicating material, nonpublic information are severe, both for the individuals involved in the unlawful conduct and for their employers.  A person can be subject to some or all of the penalties set forth below even if he or she does not personally benefit from the violation.  Penalties include: administrative penalties, civil injunctions, disgorgement of profits, substantial fines, temporary or permanent suspension from the industry, jail sentences and serious disciplinary measures imposed by the Adviser, including dismissal.

Regulatory actions that may ensue include:
✓  For individuals who trade on inside information (or tip others):
a.	Civil penalty of up to three times the profit gained or loss avoided;

b.	Criminal fine of up to $1 million (no matter how small the profit); and
c.	Jail term of up to 10 years.

✓	For a company (as well as any supervisory person) that fails to take appropriate steps to prevent illegal trading:
a.	Civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
b.	Criminal penalty of up to $2.5 million.

F.	Serving as an Officer, Director or Trustee of a Public Company

Because officers, directors or trustees of a publicly traded company have special information about that company, Scout requires the  CEO’s written approval before any of its directors, officers or employees agree to serve as an officer or director of a publicly traded company.  Scout Fund directors are required to promptly notify the Scout Fund CCO of any other directorships.  The Scout Fund CCO will design appropriate procedures to mitigate any conflicts of interests and any potential insider trading issues depending upon the requirements of each individual situation.

SECTON II.        PROCEDURES TO IMPLEMENT THE ADVISER’S AND THE FUND’S INSIDER TRADING POLICY

A.	Procedures

The following procedures have been established to aid the directors, officers, trustees and employees of Scout and the Funds in avoiding insider trading, and to aid Scout and the Funds in preventing, detecting and imposing sanctions against insider trading.  Every director, officer, trustee and employee of Scout and of the Fund must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.  If you have any questions about these procedures, you should consult the CCO.

1.           Identifying Inside Information

Before trading for yourself or others, including client accounts, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

(i)
Is the information material?  Is this information that an investor would consider important in making his or her investment decisions?  Is this information that would substantially affect the market price of the securities if generally disclosed?

(ii)
Is the information nonpublic?  To whom has this information been provided?  Has the information been effectively communicated to the marketplace by being published in The Wall Street Journal or other publications of general circulation?

If after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps.

(i)	Report the matter immediately to the CCO.

(ii)	Do not purchase or sell the securities on behalf of yourself or others, including mutual funds or other client accounts.

(iii)	Do not communicate the information inside or outside Scout, other than to the CCO.

(iv)
After the CCO has reviewed the issue or consulted with counsel (as appropriate), you will be instructed as to whether the prohibitions against trading and communication continue to apply, or you will be allowed to trade and communicate the information.

2.           Restricting Access to Material, Nonpublic Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within Scout, except as provided in paragraph 1 above.  In addition, care should be taken so that such information is secure.  For example, files containing material, nonpublic information should be sealed; access to computer files containing material, nonpublic information should be restricted.

3.           Resolving Issues Concerning Insider Trading

If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material and/or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the CCO before trading or communicating the information to anyone.

SECTION III.      SUPERVISION

The role of the CCO is critical to the implementation and maintenance of these Insider Trading Policies and Procedures.  These supervisory procedures can be divided into three classifications, (1) the prevention of insider trading; (2) the detection of insider trading; and (3) corrective action in situations where insider trading has occurred.

1.           Prevention of Insider Trading

To prevent insider trading the CCO should:

(a)	answer promptly any questions regarding these Insider Trading Policies and Procedures;

(b)	resolve issues of whether information received by a director, officer, trustee or employee is material and/or nonpublic;

(c)	review and ensure that directors, officers, trustees and employees review, at least annually, and update as necessary, these Insider Trading Policies and Procedures; and

(d)	when it has been determined that a director, officer, trustee or employee has material, nonpublic information:

(i)	implement measures to prevent dissemination of such information; and

(ii)	if necessary, restrict directors, officers, trustees and employees from trading the securities at issue.

2.	Detection of Insider Trading

To detect insider trading, the CCO, or their designee, should review the trading activity reports filed by each director, officer, trustee and employee subject to reporting requirements in the Code of Ethics to ensure that no trading took place in securities in which the employee has material, nonpublic information.

3.	Special Reports to Management

Promptly, upon learning of a potential violation of these Insider Trading Policies and Procedures, the CCO must prepare a written report to the management of Scout and the Board of Directors/Trustees providing details and recommendations for further action.

4.             Annual Reports

On an annual basis, the CCO will prepare a written report to the management of Scout and to the Fund Board of Trustees, setting forth the following:

(a)	a summary of the existing procedures to prevent, detect and correct occurrences of insider trading by persons associated with the Adviser or the Fund;

(b)	details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation; and

(c)	an evaluation of the current procedures and any recommendations for improvement.